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                             October 13, 2021

       Jennifer Y. Hyman
       Chief Executive Officer
       Rent the Runway, Inc.
       10 Jay Street
       Brooklyn, New York 11201

                                                        Re: Rent the Runway,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260027

       Dear Ms. Hyman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed October 4, 2021

       Use of Proceeds, page 71

   1. Please disclose the interest rates and maturity dates of the credit agreements under which you intend to use the
net proceeds of this offering to repay certain amounts. Refer to
                                                        Instruction 4 to Item
504 of Regulation S-K.
       Brands and Products
       Product ROI, page 92

   2. We have reviewed your response to comment 2 but do not concur with your view that investors would not
find the fiscal year 2020 comparable factors to be meaningful, or that they could be
misleading. As requested in our prior comment, please revise to include comparable factors for
fiscal year 2020.
 Jennifer Y. Hyman
Rent the Runway, Inc.
October 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                           Sincerely,
FirstName LastNameJennifer Y. Hyman
                                                           Division of
Corporation Finance
Comapany NameRent the Runway, Inc.
                                                           Office of Trade &
Services
October 13, 2021 Page 2
cc:       Marc D. Jaffe, Esq.
FirstName LastName